UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XPeng Inc.

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

98422D105(1)

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 98422D105

1	Names of Reporting Persons Xiaopeng He
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 356,948,101(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 356,948,101(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 356,948,101(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

 Percent of Class Represented by Amount in Row (9)

18.8% of Class A ordinary shares, assuming conversion of the Class B ordinary shares beneficially owned by the Reporting Person into Class A ordinary shares.(2)

12	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, (iii) 2,839,844 Class A ordinary shares represented by ADSs held by Galaxy Dynasty Limited and (iv) 1,000,000 Class A ordinary shares held directly by Mr. Xiaopeng He.

(2)

The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on (i) 1,548,435,766 Class A ordinary shares outstanding as of September 30, 2024 and (ii) 348,708,257 Class B ordinary shares beneficially owned by the Reporting Person as of September 30, 2024, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

1	Names of Reporting Persons Simplicity Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 332,108,257(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 332,108,257(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 332,108,257(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

 Percent of Class Represented by Amount in Row (9)

17.7% of Class A ordinary shares, assuming conversion of the Class B ordinary shares beneficially owned by the Reporting Person into Class A ordinary shares.(2)

12	Type of Reporting Person (See Instructions) CO

(1)	Represents 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited.
(2)

The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on (i) 1,548,435,766 Class A ordinary shares outstanding as of September 30, 2024 and (ii) 327,708,257 Class B ordinary shares beneficially owned by the Reporting Person as of September 30, 2024, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Item 1.

(a)	Name of Issuer:

XPeng Inc.

(b)	Address of Issuer’s Principal Executive Offices:

No. 8 Songgang Road

Changxing Street

Cencun, Tianhe District

Guangzhou, Guangdong 510640

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Xiaopeng He; and

(ii)	Simplicity Holding Limited, a limited liability company established in the British Virgin Islands.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Xiaopeng He

c/o XPeng Inc.

No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China

(ii)	Simplicity Holding Limited

The address of the principal business office of Simplicity Holding Limited is located at:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

(c)	Citizenship:

Xiaopeng He — People’s Republic of China

Simplicity Holding Limited — British Virgin Islands

(d)	Title and Class of Securities:

Class A ordinary shares, US$0.00001 par value per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

98422D105

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Xiaopeng He	356,948,101	18.8%	356,948,101	0	356,948,101	0
Simplicity Holding Limited	332,108,257	17.7%	332,108,257	0	332,108,257	0

(1)

As of September 30, 2024, Simplicity Holding Limited held 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares; Respect Holding Limited held 21,000,000 Class B ordinary shares; Galaxy Dynasty Limited held 2,839,844 Class A ordinary shares represented by ADSs; and Mr. Xiaopeng He directly held 1,000,000 Class A ordinary shares. Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited are wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited. As of September 30, 2024, the voting power of shares beneficially owned by Xiaopeng He represented 69.4% of the total voting power of all outstanding shares of the Issuer.

(2)

The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on (i) 1,548,435,766 Class A ordinary shares outstanding as of September 30, 2024 and (ii) the number of Class B ordinary shares beneficially owned by the Reporting Person as of September 30, 2024, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Xiaopeng He

/s/ Xiaopeng He
Xiaopeng He

Simplicity Holding Limited

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 8, 2022)